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                          CHANCELLOR MEDIA CORPORATION
                          300 Crescent Court, Suite 600
                               Dallas, Texas 75201



                                 March 30, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Chancellor Media Corporation
                  Application for Withdrawal
                  Registration Statement on Form S-4 (No. 333-72481) (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Chancellor Media Corporation, a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement, as declared effective by the Commission on February 17, 1999. The boards of directors of each of the Company and Ranger Equity Holdings Corporation have mutually agreed to terminate the merger agreement described in the prospectus contained in the Registration Statement and, therefore, registration of the shares under the Registration Statement is no longer necessary.

         The board of directors of the Company believes that it is in the best interest of the Company and consistent with public interest to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal.

                                   Sincerely,

                                   /s/ ANDREA HULCY

                                   Andrea Hulcy
                                   Vice President and Controller